

By Electronic Mail

June 29, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: BlackRock ETF Trust II
       Issuer CIK: 0001804196
       Issuer File Number: 333-236575/811-23511
       Form Type: 8-A12B
       Filing Date: June 29, 2023

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated June 21, 2023, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- iShares Large Cap Moderate Buffer ETF (IVVM)
- iShares Large Cap Deep Buffer ETF (IVVB)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (646) 856-8722. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications